DLA Piper US LLP 4365 Executive Drive, Suite 1100 San Diego, California 92121-2133 www.dlapiper.com Douglas J. Rein doug.rein@dlapiper.com T 858.677.1443 F 858.677.1401

VIA EDGAR AND COURIER	February 13, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	HLS Systems International Ltd.
Registration Statement on Form S-4
File No. 333-132826

Ladies and Gentleman:

On behalf of HLS Systems International Ltd. (the “Company”), we are transmitting herewith for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Amendment No. 3 to the Company’s Registration Statement on Form S-4 (No. 333-132826) (the “Registration Statement”), together with all exhibits listed therein as being filed with such amendment.

The courtesy packages that are being provided via courier to Ms. M. Cathey Baker and Mr. Brian Bhandari contain a copy of this letter, two copies of Amendment No. 3 to the Registration Statement (one of which is marked to show changes from Amendment No. 2 to the Registration Statement, as filed with the Commission on September 1, 2006) and the materials provided supplementally. In addition to disclosure responsive to the Staff’s comments (as discussed below), Amendment No. 3 to the Registration Statement includes financial information with respect to the fiscal quarter ended September 30, 2006 and other updated information. Additionally, Amendment No. 3 includes an aggregate of 1,200,000 shares of the Company’s common stock issuable in an exchange offer with the holders of Gifted Time Holdings Preferred Stock.

The Company thanks the staff of the Commission (the “Staff”) for its thorough review of the Registration Statement and its detailed comments provided in the Staff’s letter dated October 18, 2006 (the “Comment Letter”). We hereby submit the following responses and supplemental information with respect to the Comment Letter. For ease of reference, we have included the text of each of the Staff’s comments followed by the Company’s response. All page references are to pages in Amendment No. 3 to the Registration Statement.

HLS Systems International
Page Two

General

1.	Please explain why Gifted Time Holdings will remain a subholding company subsidiary of HLS and the immediate parent of the Holly Sys operating companies.

RESPONSE: The parties considered merging Gifted Time Holdings into HLS as a way of accomplishing the transaction instead of having HLS acquire the stock of Gifted Time Holdings. The parties settled on an acquisition of the stock, as it is a simpler form of transaction to effect and eliminates the need to change the registered owner of Beijing and Hangzhou HollySys stock held by Gifted Time Holdings to HLS. The stock acquisition, rather than a merger, also offers protection against unknown liabilities at the Gifted Time Holdings level. If, as anticipated, HLS engages in international activities through other direct subsidiaries that it will form, then forming a separate company for each area of significant operations could have additional benefits. In the event that HLS decides at a future time to divest the HollySys companies (which is not anticipated), doing so will be simpler if HLS remains the direct owner of Gifted Time Holdings. Moreover, as Gifted Time Holdings will be wholly-owned upon completion of the transaction, it can be merged into HLS at any time, if that is considered to be desirable. The only disadvantage to maintaining the separate existence of Gifted Time Holdings, the cost of observing the corporate formalities and associated franchise taxes in the BVI, is relatively minor and not thought to outweigh the advantages of the stock acquisition form of transaction described above.

2.
The prospectus states that Notice 75 requires PRC residents to apply for foreign exchange investment registration before establishing or controlling an Overseas Special Intention Company or OSIC, defined as a foreign enterprise directly established or indirectly controlled by PRC residents for foreign equity capital financing with their domestic enterprise assets and interests. See, e.g., page 49. Please confirm that the foreign enterprise that must obtain foreign exchange investment registration, and also clarify the following matters:

a.
We note that the Gifted Time Holdings stockholders sought such registration in March 2006 for their respective BVI companies, i.e., Pioneer, Ace, Plus View, Acclaimed, Allied, Sure Grow and Faith Best, which would become OSICs, prior to establishing the BVI companies and acquiring, through them, equity interests in Gifted Time Holdings. See page 79. Please state whether the appropriate PRC regulatory authorities have approved the registrations.

HLS Systems International
Page Three

RESPONSE: Prior to the acquisition of Gifted Time Holdings by Advance Pacific Holdings Limited, Gifted Time Holdings and the respective BVI Companies, i.e., Pioneer, Ace, Plus View, Acclaimed, Allied, Sure Grow and Faith Best (collectively, the “BVI Companies”), were OSICs as defined in Notice 75. In accordance with the 8th Clause of Notice 75, if PRC residents set up or controlled an OSIC and had completed the return investment, but had not completed the foreign exchange investment registration before the effective date of Notice 75, then the PRC residents must apply for the foreign exchange investment registration supplementally before March 31, 2006. Because the establishment of the BVI Companies and Gifted Time Holdings and the execution of the consignment agreements were prior to the effective date of Notice 75, the stockholders of Beijing HollySys, pursuant to their understanding of Notice 75, applied to the Beijing branch of SAFE for foreign exchange investment registration in March 2006. However, after examining the application documents, the Beijing branch of SAFE did not deem the execution of the stock consignment agreements as a completion of the return investment. Therefore, the Beijing Branch of SAFE rejected the application of foreign exchange investment registration by the stockholders of Beijing HollySys.

As discussed in the Registration Statement, on December 19, 2006, all of the outstanding and issued stock of Gifted Timed Holdings was transferred to Advance Pacific Holdings, a British Virgin Islands company. The sole shareholder and party controlling Advance Pacific Holdings is Ka Wa Cheng, a Canadian resident who has no legal identity inside China and does not reside in China. As defined in Notice 75, an OSIC is a foreign enterprise directly established or indirectly controlled by PRC residents for the purpose of foreign equity capital financing with assets and interests of a PRC enterprise. After the completion of the acquisition of Gifted Time Holdings by Advance Pacific Holdings, the sole stockholder and person controlling Gifted Time Holdings was no longer a PRC resident. Therefore, PRC counsel has advised that neither Gifted Timed Holdings nor the BVI Companies fall under the definition of an OSIC, and the PRC residents which previously controlled Gifted Time Holdings are no longer obligated to go through the foreign exchange investment registration.

On August 8, 2006, the PRC Ministry of Commerce, SAFE and four other PRC regulatory agencies jointly promulgated new merger and acquisition rules effective as of September 8, 2006 (the “New M&A Rules”). The acquisition of 74.11% of the ownership interests of Beijing HollySys by Gifted Time Holdings will be subject to the approval procedures in accordance with the New M&A Rules.

HLS Systems International
Page Four

PRC counsel has advised that, according to Article 21 of the New M&A Rules, foreign investors must submit the following documents to the appropriate department of commerce:

(1) Resolution by the stockholders of the domestic limited liability company to be purchased approving the acquisition of stock by foreign investors, or resolution by the stockholders of the domestic joint stock company to be purchased approving the acquisition of stock by foreign investors;

(2) The application to change from a domestic enterprise to a foreign investment company after the merger and/or acquisition;

(3) The contract and the Articles of Association of the foreign investment enterprise established after the merger and/or acquisition;

(4) The stock purchase agreement or the agreement to subscribe for the increased capital by foreign investors;

(5) The audit report of domestic companies to be merged or acquired for the most recent financial year;

(6) The identity of the foreign investor or registration certificates and credit documents which must be notarized or legally certified;

(7) The identification of the affiliated companies which are to be invested by the company to be merged and acquired;

(8) The copies of the business license of the companies to be merged and acquired and their affiliated companies;

(9) The arrangement plan of the employees of the company to be merged and acquired.

b.
The prospectus states on page 49 that Gifted Time Holdings will be an OSIC following the stock purchase transaction. Please explain why Gifted Time Holdings is not currently an OSIC and what specific event(s) will trigger such status. State whether the Gifted Time Holdings shareholders have sought, or when they will seek, foreign exchange investment registration for Gifted Time Holdings.

HLS Systems International
Page Five

RESPONSE: As discussed in the response to Comment 2(a) above, after the completion of the acquisition of Gifted Time Holdings by Advance Pacific Holdings, the sole stockholder of Gifted Time Holdings is no longer a PRC resident. Therefore Gifted Time Holdings no longer falls under the definition of an OSIC, and the PRC residents which previously controlled Gifted Time Holdings are no longer obligated to go through the foreign exchange investment registration.

c.
The prospectus also states on page 49 that, “If the PRC residents that are parties to the stock purchase agreement do not establish and maintain the Foreign Exchange Investment Registration for Gifted Time Holdings, then Gifted Time Holdings may be prohibited from acquiring the domestic assets or shares from the PRC residents ...” Please clarify the meaning of “domestic assets or shares” in the context of the specific transactions described in this filing.

RESPONSE: After the completion of the acquisition of Gifted Time Holdings by Advance Pacific Holdings, as discussed in the Registration Statement and in response to Comment 2(a) above, the requirements of Notice 75 will no longer apply to Gifted Time Holdings. Therefore, the language from page 49 of the prospectus quoted above has been deleted from the Registration Statement.

d.
As a related matter, it is our understanding that the consignment agreements are effective, although it does not appear that Gifted Time Holdings is currently registered. If so, one could perhaps infer that the Beijing HollySys common stock could be consigned to Gifted Time Holdings without that company’s having obtained foreign exchange investment registration, but that title to the shares cannot be transferred without such registration. Please clarify.

RESPONSE: The Staff’s understanding that the consignment agreements are effective is correct. As explained in the response to Comments 2 (a-c), the establishment and maintenance of the foreign exchange investment registration for Gifted Time Holdings will not be a condition for Gifted Time Holdings to acquire 74.11% of the ownership interests of Beijing HollySys from the PRC residents. The acquisition will instead be subject to the New M&A Rules, pursuant to which title to 74.11% of the equity interest in Beijing HollySys may be transferred to Gifted Time Holdings after obtaining the approval from the appropriate department of commerce and obtaining the foreign investment company registration with the Beijing Administrative Bureau of Industry & Commerce.

HLS Systems International
Page Six

e.
It appears that Gifted Time Holdings paid dividends to shareholders in 2006, see infra. On page 49, the prospectus states that, pursuant to Notice 75, Beijing HollySys is prohibited from distributing profits, among other things, to an OSIC outside of the PRC if the OSIC “ha[s] not completed or does not maintain the Foreign Investment Exchange Registration.” Please clarify whether the dividends included profits of Beijing HollySys and, if so, explain how the distribution of dividends to Gifted Time Holdings shareholders was consistent with the requirements of Notice 75.

RESPONSE: The distribution of profits by Gifted Time Holdings to its stockholders shown on the Registration Statement actually reflected the profit distribution of 2005 by Beijing HollySys and HangZhou HollySys to its registered stockholders as of December 31, 2005. Since the registered stockholders of Beijing HollySys had already consigned 74.11% of their equity interests to Gifted Time Holdings, and the registered stockholders of HangZhou HollySys had already transferred 60% of the ownership interests in the company to Gifted Time Holdings, Gifted Time Holdings reflected the profit distribution in its consolidated financial statements. Subject to the stock purchase agreement between Chardan and the stockholders of Beijing HollySys and Hangzhou HollySys, with prior consent from Chardan, Gifted Time Holdings agreed to distribute the profit of 2005 to the registered stockholders of Beijing HollySys and Hangzhou HollySys. Following the closing of the stock purchase transaction under the stock purchase agreement, Gifted Time Holdings will not distribute profits to the registered stockholders of Beijing HollySys and Hangzhou HollySys, unless it receives the consent of any unrelated stockholders of Gifted Time Holdings and the independent directors of HLS.

f.
Please state whether HLS will be an OSIC following the stock purchase transaction. If so, please state when the PRC resident shareholders of HLS have or will seek foreign exchange investment registration for HLS. If not, please explain why the Gifted Time Holdings stockholders were required to apply for foreign exchange investment registration before setting up their respective BVI companies and acquiring equity interests in Gifted Time Holdings, see, e.g., page 30, but are not required to do so before acquiring shares of HLS.

HLS Systems International
Page Seven

RESPONSE: As discussed above, since HLS will not be owned by PRC residents following the stock purchase transaction, it will not be an OSIC.

3.	Please also clarify the following matters, which are related to the transfer of title to the consigned Beijing HollySys common shares:

a.
It appears on page 23 that the change of form of Beijing HollySys from joint stock company to limited liability company would, by operation of law, remove the restriction on transfer of title of the shares of Dr. Wang. However, the prospectus also states on page 23 that, “HollySys expects that the process of changing from a joint stock company to a limited liability company will be initiated by the stockholders of Beijing HollySys shortly after the closing of this stock purchase transaction.” Please clarify the process in question. State whether the Gifted Time Holdings stockholders will initiate the change of form, see, e.g., pages 75-76, explain what is involved in the “process,” how long it is expected to take and how it will be formalized. Please state also whether the consent of the minority owners of Beijing HollySys will be required.

RESPONSE: The stockholders of Beijing HollySys will initiate the change of form of Beijing HollySys from a joint stock company to a limited liability company shortly after the closing of the stock purchase transaction, and complete the relevant procedures prior to acquisition of Beijing HollySys by Gifted Time Holdings.

PRC counsel has advised that, in accordance with the PRC Corporation Law, the change of form of a company from a joint stock company to a limited liability company only requires approval by the stockholders in a stockholders’ meeting of the joint stock company and the modification of the registration of the company in the Administration for Industry and Commerce (“AIC”).

In accordance with the Articles of Association of Beijing HollySys, the change of form of Beijing HollySys from a joint stock company to a limited liability company requires the approval by a special stockholders’ meeting. A resolution adopted by the special stockholders’ meeting requires affirmative votes by at least two-thirds of the votes held by stockholders attending the meeting. The meeting notice shall be served by the board of directors to all registered stockholders 30 days prior to the meeting.

After approval by the stockholders, Beijing HollySys will apply to Beijing AIC to change the registration of its organization. According to the Regulation on Enterprise Registration Procedures and the related public notice promulgated by State Administration for Industry and Commerce (“SAIC”), SAIC will approve the change of the registration of the organization within 30 days after it receives the complete set of documents required from the company.

HLS Systems International
Page Eight

Since the change of the form of Beijing HollySys requires the affirmative votes of at least two-thirds of the votes held by stockholders attending the special stockholders’ meeting, and the equity interests held by the parties who have agreed to act in concert is already 74.11%, the consent of the minority owners on the change of form of Beijing HollySys will not required.

b.
The opinion of Guantao Law Firm states on page 3 that the consignment agreements provide that the consignors/Beijing HollySys shareholders, as requested by their respective BVI companies, will promptly transfer title to the consigned equities to their respective consignee BVI company or any third party designated by that BVI company. On pages 75-76, the prospectus states that, “Chardan believes that Gifted Time Holdings would be an acceptable transferee under PRC law, and that the transfer of legal title will occur in due course following the transaction between Chardan and the Gifted Time Stockholders.” Please explain how the transferee company will be selected. If there is any doubt whether Gifted Time Holdings would be an acceptable transferee, explain how and by whom such a determination would be made.

RESPONSE: Except for the industries where foreign investment is limited or prohibited, as specified in the Guideline Catalogue of Foreign Investment Industries, there is no special requirement on the transferee company which will acquire the equities of a domestic company. PRC counsel has confirmed that the business scope of Beijing HollySys is not one where foreign investment is limited or prohibited.

In accordance with the applicable regulations, as a general requirement, the notarized and certified legal documents which are related to the identity, registration and credit of the transferee company must be submitted to the applicable Chinese authority (in this case the appropriate department of commerce) for examination. The Chinese authority will examine whether the foreign investor is established and exists lawfully and whether the foreign investor has a good credit capacity. If Gifted Time Holdings meet the requirements mentioned above, it will be considered an acceptable transferee to acquire the title of the consigned equity interest in Beijing HollySys.

HLS does not believe that there is any meaningful risk that Gifted Time Holdings would not be an acceptable transferee.

HLS Systems International
Page Nine

c.
The prospectus refers on page 76 to “the ultimate transfer of title to the Beijing HollySys stock to Chardan and its successors.” (Emphasis added) Please clarify the intended transactions and timing. If consecutive transactions are anticipated, please describe them. As part of the discussion, i. Explain whether the transfer(s) would require any determination by PRC regulatory authorities that the transferee is appropriate.

RESPONSE: The intended transaction is the acquisition of 74.11% of the ownership interests in Beijing HollySys by Gifted Time Holdings. The timing of the acquisition transaction is discussed in the response to Comment number 4.

i.	Explain whether the transfer(s) would require any determination by PRC regulatory authorities that the transferee is appropriate.

RESPONSE: In accordance with the New M&A Rules, the appropriate department of commerce is the regulatory authority that will determine whether the transferee is appropriate.

ii.
It appears that Dr. Wang is the only shareholder of Gifted Time Holdings to whom the restriction of PRC law on transfer applies. Please state whether he will immediately direct the transfer of ownership of his consigned Beijing HollySys common stock to his own BVI entity, to Gifted Times Holdings once the restriction no longer applies, as a result of the contemplated change in organizational form of Beijing HollySys. Because the various consignors seek to act in concert with Dr. Wang, please explain also whether his direction to his consignee to transfer title will trigger similar action by the other consignors.

RESPONSE: Upon the completion of the change of organizational form of Beijing HollySys from a joint stock company to a limited liability company, Dr. Wang Changli will immediately transfer the ownership of his consigned Beijing HollySys common stock to Gifted Time Holdings. Since the shareholders who hold 74.11% of the equity interest in Beijing HollySys have agreed to act in concert, the transfer of 14.23% of the ownership interest in Beijing HollySys by Dr. Wang to Gifted Time Holdings will require the other consignors to act similarly.

iii.
We note the statement on page 76 that, “The stock purchase agreement requires that PRC counsel issue opinions regarding the validity and enforceability of all the consignment agreements involved in this transaction and the validity of the ultimate transfer of title to the Beijing HollySys stock to Chardan and its successors.” Please provide to the staff copies of any such opinions that have been issued.

HLS Systems International
Page Ten

RESPONSE: The Company provided a copy of the opinion issued by PRC counsel regarding the validity and enforceability of the consignment agreements and the validity of the ultimate transfer of title to the Beijing HollySys stock to Chardan as Exhibit 10.5 to the Registration Statement. The Company has provided supplementally to Staff another copy of the opinion issued by PRC counsel.

4.
We note that the change of status of Beijing HollySys from domestic company to foreign investment enterprise after the stock purchase transaction will require certain regulatory approvals. Specifically, approval by the appropriate department of commerce, registration with SAFE and registration with the Beijing Administrative Bureau of Industry & Commerce will be necessary. See page 23. See also pages 30,49. It appears that there are required administrative proceedings and that the process may take six months to complete. See also page 30. Please clarify the anticipated timing of these various developments.

RESPONSE: In accordance with the New M&A Rules, for Gifted Time Holdings to acquire the 74.11% of ownership interests in Beijing HollySys, it is necessary to get approval from the appropriate department of commerce. The appropriate department of commerce shall approve or disapprove the acquisition within 30 days after it receives the complete set of documents required from the company.

If the appropriate department of commerce approves, it will simultaneously send a copy of the relevant approval documents to the branch of SAFE in which the equity transferor and the domestic company are located. The branch of SAFE in which the equity transferor is located will handle the foreign exchange registration for the equity-transfer-based foreign investments, which indicates that the consideration for the acquisition has been fully paid.

Beijing HollySys will also need to submit an application to the original registration administrative entity, the Beijing Administration for Industry & Commerce, for modifying its registration. Beijing AIC shall, within 30 days after it receives the application documents, issue the new foreign investment enterprise business license to Beijing HollySys.

HLS Systems International
Page Eleven

Beijing HollySys shall, within 30 days after it receives a foreign investment enterprise business license, go through the registration formalities in the tax, customs and other related Chinese authorities.

5.
We note that Chardan North Acquisition Corp. made a presentation at the Roth Capital Partners Conference on September 7, 2006. Please provide us with a transcript of the presentation. Please also provide us with any materials distributed to the participants along with a copy of any slide presentation. We may have further comment.

RESPONSE: A transcript of the Roth Capital Conference is provided supplementally with this response, along with the press kit that was available to those attending. The press kit also includes the slide presentation that was made at the conference. The slide presentation was not materially different from that filed as a Current Report on Form 8-K with the Commission on July 24, 2006, except that it incorporated the income statement for Gifted Time Holdings for fiscal 2006 (derived from its audited financial statements), which was filed with the Commission on Form 425 on September 5, 2006.

Letter to Stockholders, page 3

6.
The prospectus states on page 3 that HLS will be a foreign private issuer following the redomestication merger. Please explain the significance of this status in the letter to stockholders and ensure that disclosure is consistent throughout the prospectus. We note the statement at page 77, for example, that, because termination of a consignment agreement would be a material event, it would be disclosed in an appropriate filing.

RESPONSE: The Company has revised the discussion as requested in the letter to stockholders to explain the significance of the status of a foreign private issuer. The Company has revised the Registration Statement as requested to ensure that disclosure of the status as a foreign private issuer is consistent throughout the prospectus.

Questions and Answers about the Meeting, page 12

7.
We note your statement that “the operating companies of Gifted Time Holdings ... together they are one of the leading automation and control systems companies in China The HollySys Operating Companies have, collectively, demonstrated significant growth since commencing operations in 1996.” The basis for comparative factual assertions and for HLS Systems’ or management’s belief in certain qualitative statements must be clear from the text of the proxy/prospectus or provided supplementally to the staff. Revise the disclosure throughout the document to address our concerns, or advise us supplementally as necessary.

HLS Systems International
Page Twelve

RESPONSE: The Company believes that the basis for the comparative factual assertions and management’s belief are supported by the information in the Registration Statement. For example, the reference to “significant growth” is supported by the fact that HollySys had $90 million in revenues in just its tenth year of existence. Also supporting that statement is the summary financial data provided, which shows that annual revenues more than tripled from 2002 to 2006, rising from about $28.6 million in 2002 to nearly $90 million in 2006. In the same period, net income increased by a factor of more than ten, rising from $1.66 million in 2002 to over $18 million in 2006. Where appropriate, the Company has used the information above to replace or to qualify the term “significant.”

Similarly, the statement that “together [the HollySys Operating Companies] are one of the leading automation and control systems companies in China” is also supported with factual information in the Registration Statement. Specifically, HollySys is noted as ranking second in sales of distributed control systems in China, behind ABB but ahead of other multinational control systems firms such as Siemens and Honeywell, as well as all domestic Chinese competitors. Additional facts supporting the statement regarding leadership in the market is that HollySys is the only Chinese company qualified to design and produce systems for nuclear power plants and one of only five Chinese companies qualified to design and produce systems for railway transportation systems. The Company has revised the discussion to cite to these facts where reference to the status of HollySys as a leading Chinese automation company occur.

HollySys Reorganization and Ownership, page 19

8.	Please define OSCAF in the first paragraph in this section.

RESPONSE: The Company has revised the discussion as requested.

HLS Systems International
Page Thirteen

9.	We note that you indicate that Song Xuesong is the legal representative of Shanghai Jinqiaotong. Please indicate the beneficial owner of Shanghai Jinqiaotong.

RESPONSE: The two beneficial owners of Shanghai Jinqiaotong are Song Xuesong and Qiao Yu.

Regulatory Matters, page 30

10.	We note your response to comment 22. Please revise to clarify whether the applications with SAFE need to be approved and the status thereof.

RESPONSE: As discussed in the response to Comment 2(a) above, the change in ownership of Gifted Time means that Gifted Time is no longer an OSIC and has eliminated the need for the previously filed applications to SAFE.

Selected Unaudited Pro Forma Combined Financial Information, page 33

11.	We note that Gifted Time declared dividends in 2006. Please revise your table to present pro forma dividends declared per share for the period ended June 30, 2006.

RESPONSE: The Company has revised the table as requested.

Comparative Per Share Information, page 35

12.	Please remove the notation “[Table and notes to be revised]” directly above the table of data.

RESPONSE: The Company has deleted the notation as requested.

Market Price Information, page 35

13.	Please revise to include price information as of the latest practicable date.

HLS Systems International
Page Fourteen

RESPONSE: The Company has revised the discussion as requested, and will provide updated “latest practicable date” information in the final prospectus.

Risk Factors, page 39

14.
We note your statement that “our business, financial condition or results of operations could be affected materially and adversely by any of the risks discussed below and any others not foreseen.” (Emphasis added.) Revise to remove the noted language since all material risks must be described.

RESPONSE: The Company has revised the discussion as requested.

15.	Please revise the introductory paragraph to move the last sentence to your forward looking statements section.

RESPONSE: The Company has revised the discussion as requested.

16.	Please revise the subheading for risk factor 3 “Being a foreign private issuer exempts ...” to reflect the risk being addressed.

RESPONSE: The Company has revised the subheading as requested.

17.
We note your response to comment 25 and that you have moved the discussion in the first paragraph to a section later in the risk factors section. The risk factors need to be set forth in the order of materiality. Please revise to prominently disclose the risk factor 7 with the subheading “Because Chinese law will govern …”

RESPONSE: The Company has moved up risk factor 7 with the subheading “Because Chinese law will govern …” as requested.

HLS Systems International
Page Fifteen

18.
Please add to the discussion of the fifth risk factor on page 41 the information on page 128 to the effect that (i) the receipt of government subsidiaries by the HollySys operating companies during the past three years, has accounted for 23.31%, 21.55%, and 27.11%, respectively, of income before income tax on a gross basis; and that (ii) since January 1, 2006, Hangzhou HollySys has used a 12% tax rate, but after January 1, 2009, it will use a 24% rate for income tax purposes.

RESPONSE: The Company has revised the discussion as requested to delete the “generic” risk factors.

19.
Some of your risk factors are too broad and generic and should be revised to state the material risk that is specific to Freedom Acquisition Holdings, Inc. [sic]. As a general rule, a risk factor is probably too generic if it is readily transferable to other offering documents or describes circumstances or factual situations that are equally applicable to other similarly situated businesses. It appears that risk factors “The market price of our shares is subject to price and volume fluctuations ...” and “If HollySys is not able to apply new technology in its products or develop new products ...” are generic and should be revised, deleted or moved to another section of the prospectus as appropriate. Revise throughout this section as appropriate.

RESPONSE: The Company has revised the discussion as requested.

20.	Please clarify the “other comparative advantages” noted in risk factor 14.

RESPONSE: The Company has revised the discussion as requested.

21.	Please discuss whether there will be any anticipated impact on the government subsidies to the HollySys operating companies based on the new ownership structure. Add a risk factor, if appropriate.

RESPONSE: The Company has been advised by PRC counsel to HollySys that the new ownership structure will not have any impact on the government subsidies to the HollySys operating companies.

HLS Systems International
Page Sixteen

Conversion Rights, page 49

22.	Please revise to address in detail the steps needed to be taken to exercise the investor’s conversion rights.

RESPONSE: The Company has revised the discussion as requested.

Background of the Stock Purchase

The Candidate Identification Process, page 57

23.
We note your statement in the first paragraph that “Chardan must liquidate unless it has consummated a business combination by February 10, 2007. If a letter of intent, agreement in principle or a definitive agreement to complete a business combination was executed but the transaction was not consummated prior to February 10, 2005, then it is not required to liquidate ....” Please revise to clarify the date. Also address whether the purchase agreement extends the company’s liquidation date to August 10, 2007.

RESPONSE: The Company has revised the discussion as requested.

24.	Please revise to indicate the date of the “brief discussion of the filing” between Chardan and Chum. Advise us of the material points of the discussion between Chardan and Chum.

RESPONSE: Neither Chardan nor Chum are certain of the exact date of the brief discussion. However, both recall that it occurred in the first few days following the filing of Chardan’s S-1 on May 17, 2005. The Company has revised the discussion to reflect that timing. The material points of the discussion were Chum’s advising Chardan’s management that it had seen the S-1 and that it was interested in presenting candidates for a transaction to Chardan. Chardan’s management indicated that it would be happy to evaluate any candidates that Chum might present, but that it could not do so until after Chardan had completed its public offering, and that Chum should provide no information to any of Chardan’s management about any of the candidates until then.

HLS Systems International
Page Seventeen

25.
We note your response to comment 50. Provide in the proxy/prospectus a detailed description of Chum’s activities when it explored whether several Chinese companies might have an interest in combining with Chardan and indicate the timing of those activities.

RESPONSE: The Company has revised the discussion to include a description of Chum’s activities in exploring with Chinese businesses the possibility of a combination with Chardan, along with the timing of those activities.

26.	Clarify when Chum explored with the noted Chinese companies whether they might have in interest in a business combination with Chardan.

RESPONSE: The Company has revised the discussion to add information regarding the timing of Chum’s activities as provided by Chum.

27.	We note that Chum approached HollySys to make an investment in HollySys. Please revise to indicate the amount of the investment made and interests received by Chum.

RESPONSE: The Company has revised the discussion as requested.

28.
Revise to indicate the material terms of the consulting agreement between Chum and HollySys. Specifically address the compensation to be paid to Chum if the business combination is completed. File the consulting agreement between Chum and HollySys entered on October 15, 2005 as an exhibit to the proxy/prospectus statement.

RESPONSE: The Company has included the consulting agreement between Chum and HollySys as Exhibit 10.14 to the Registration Statement. The actual parties to that agreement are HollySys and two companies of which Chum is the 100% beneficial owner -- Upper Mix Investment Limited and Time Keep Investment Limited. The Company has revised the discussion in the Prospectus to include a summary of the material terms of the agreement, including the compensation payable to Chum if the transaction is consummated.

HLS Systems International
Page Eighteen

29.	Please revise to address any affiliations between Chardan and Chum. Also address whether there are any interrelationships between Chardan and Chum.

RESPONSE: There are no affiliations or interrelationships between Chum and Chardan (or Chardan Capital, LLC), i.e., there are no agreements of any kind, no common owners or overlapping management. The Company has revised the discussion in the Prospectus to state this fact.

30.
We note your statement that “In the course of that December 10 meeting, a consulting arrangement for Chardan to provide support to HollySys post-transaction was agreed to.” Please clarify whether Chardan or Chardan Capital LLC entered the consulting arrangement.

RESPONSE: The Company has clarified this discussion to indicate that the party to the Consulting Agreement is Chardan Capital LLC.

Board Consideration and Approval of Transaction, page 63

31.
We note you have provided projections labeled “Beijing HollySys Co., Ltd. Fundamental Projections” in your supplemental materials. Supplementally advise us who prepared the noted projections. Specifically address whether HollySys prepared the projections. We may have further comment.

RESPONSE: The noted projections were prepared by Mr. Kerry Propper, a director and officer of Chardan. HollySys provided Mr. Kerry Propper with the financial projections on the last two pages in the referenced supplemental materials. The Company respectfully directs the Staff to the information included under the heading “Valuation Information” for a discussion of the projections.

The Greatace Due Diligence Report, page 63

32.
We note the statement that” While no single factor determined the final agreed upon consideration in the stock purchase, Chardan’s board of directors reviewed various industry and financial data, including certain valuation analyses and metrics compiled by members of the board and by Greatace in order to determine that the consideration to be paid to the Gifted Time Stockholders was reasonable and that the stock purchase was in the best interests of Chardan’s stockholders.” Please revise to indicate, if true, that the board of directors made the determination that the stock purchase agreement was fair from a financial point of view to the Chardan stockholders.

HLS Systems International
Page Nineteen

RESPONSE: The portion of the discussion quoted in the comment does not express the conclusion of Chardan’s board that the transaction was in the best interests of the shareholders, but merely notes that the information recited there could furnish a basis for making that determination. The discussion has been revised to refer to fairness to Chardan’s stockholders, but as that concept is duplicative of the statement regarding whether the consideration to be paid to the owners of Gifted Time Holdings was reasonable, reference to the latter has been stricken.

33.	Please revise to discuss in more detail the market study obtained from HollySys.

RESPONSE: The Company has revised the discussion to include greater detail regarding the market study.

Interest of Chardan Directors and Officers in the Stock Purchase, page 65

34.
Please revise the second bullet point to address the financial impact on the shares of common stock owned by Chardan’s executives and directors if the purchase agreement is not approved and Chardan fails to consummate an alternative transaction.

RESPONSE: The Company has revised the discussion to indicate that if this transaction is not approved and Chardan fails to consummate an alternative transaction, the shares of common stock owned by Chardan’s directors and officers will be worthless.

HLS Systems International
Page Twenty

Due Diligence Information Materials, page 69

35.
We note your response to prior comment 63. It appears that HollySys provided projections to Chardan that appear to be material. Specially address whether Chardan’s Board of Directors relied upon the HollySys projections and whether the Board of Directors considered the projections to be material to their decision that the merger is fair to, and in the best interests of Chardan and its stockholders. In this regard, we note the disclosure on page 61 that “Chardan’s board of directors reviewed ... certain valuation analyses and metrics compiled by members of the board and by Greatace in order to determine that the consideration to be paid to the Gifted Time Stockholders was reasonable and that the stock purchase was in the best interests of Chardan’s stockholders... One of the most critical aspects of the Greatace report was its assessment of the HollySys forecasts for future growth, as this was a significant basis for the valuation of HollySys by Chardan’s management.” We believe that shareholders should be aware of the projections if such projections were a material factor in the Chardan Board’s recommendation. If the projections were a material factor, summarize the projections and all material assumptions made in preparing them.

RESPONSE: The projections used by Chardan’s board in evaluating the transaction with Chardan have been incorporated in the discussion, and the discussion regarding the role of those projections in the evaluation of the business has been expanded.

Valuation Information, page 69

36.
We note your statement that “Based on this analysis, Mr. Propper concluded that, comparatively speaking, the enterprise value of the HollySys Operating Companies, immediately after the acquisition, was favorable relative to the price being paid.” Please revise this section to indicate, if true, that Mr. Kerry Propper made the determination that the stock purchase agreement was fair from a financial point of view to the Chardan stockholders.

RESPONSE: The Company has revised the discussion to indicate that Mr. Kerry Propper made the determination that the stock purchase agreement was fair from a financial point of view to the Chardan stockholders.

37.
We note your response to comment 75. Please revise to indicate that the discussion along with the information in section “Satisfaction of the 80% Test” addresses the full analyses prepared and presented to the Board of Directors by Mr. Kerry Propper.

RESPONSE: The requested change has been incorporated.

HLS Systems International
Page Twenty-one

Protections Against the Loss of Consigned Assets, page 76

38.
Please clarify the discussion in the second paragraph concerning “additional corporate protections.” The prospectus states that the HLS board of directors will be comprised of a majority of independent persons and, further, that an audit committee comprised of independent directors must approve any transaction with insiders, such as Dr. Wang, a consignor who will be an officer and director of HLS. The prospectus further states that “the above corporate controls prevent him [i.e., Dr. Wang] from taking a decision to terminate the consignment agreement unilaterally for his own benefit.” Please explain how this is the case, given that: HLS is not a party to the consignment agreement between Dr. Wang and Gifted Time Holdings; “only action taken by Gifted Time Holdings ... to waive or amend the provisions of the consignment agreements would require the approval of the audit committee;” and “the stock consignment agreements are enforceable only by such stockholders of Beijing HollySys,” i.e., the consignors.

RESPONSE: The Company has clarified the discussion as requested.

39.
The third paragraph on page 77 states that, although HLS is not aware of any law providing that the consignee’s rights are an asset of the consignee, HLS intends to assert that the rights in this matter constitute an asset of HLS. The prospectus adds that shareholder approval is required under BVI law for the sale or transfer of 50% or more of the assets of HLS. It appears, however, that this argument could be raised only in the context of litigation involving the breach or termination by a consignor of its consignment agreement with HLS’ subsidiary, Gifted Time Holdings. Please discuss.

RESPONSE: The Company is not aware of any case law or statutory law in the British Virgin Islands that specifically addresses the issue of whether the consignment agreements are considered an asset of a company. However, the Company believes that the consignment agreements constitute an asset because the agreements represent a valuable property interest in Beijing HollySys. Gifted Time Holdings has the right to direct legal title to the stock in Beijing HollySys to be transferred to Gifted Time Holdings under the consignment agreements. Under the terms of the stock purchase, Gifted Time Holdings is obligated to direct the transfer of the Beijing HollySys stock to Gifted Time Holdings, and the consignor is obligated to effect the transfer, so long as it is a permitted transfer and the transferee is acceptable under PRC law. As a result, a termination of the consignment agreements would amount to a transfer of a valuable property interest in Beijing HollySys, and such transfer would require shareholder approval under BVI law. The Company has revised the discussion under “Protections Against the Loss of Consigned Assets” to describe its belief regarding the termination of the consignment agreements under BVI law.

HLS Systems International
Page Twenty-two

Regulatory Matters, page 79

40.	The prospectus states that the Gifted Time Stockholders currently are waiting for SAFE to approve their applications submitted in March 2006. Please update, if appropriate.

RESPONSE: The Company respectfully directs the Staff to the response to Comment 2(a) above.

Management’s Discussion and Analysis, page 121 Critical Accounting Policies, page 124 Government subsidies, page 128

41.
We note that each of the Beijing HollySys companies has received certain government subsidies from local Chinese government agencies during the past three years, which accounted for 23.31%, 21.55%, and 27.11%, respectively, of income before income tax on a gross basis. Please discuss whether there will be any anticipated impact on these subsidies based on the new ownership structure. Add a risk factor, if appropriate.

RESPONSE: The Company has been advised that under current PRC laws and regulations, the new ownership structure of the Beijing HollySys companies will not impact the VAT refund and government subsidies. However, HollySys is unable to anticipate whether or not the Chinese government will change its subsidies policy in the future and whether these changes will have an impact on HollySys in the future with a new ownership structure. The Risk Factors section already discusses the risk of potential changes to governmental policies and incentives, so we do not believe an additional risk factor is required.

HLS Systems International
Page Twenty-three

Results of Operations, page 128 General

42.
We reviewed your revised disclosure in response to our prior comment 88. Please revise your discussion of each component of cost of integrated contract revenues for each period presented to include the percentage of integrated contract revenue and related variances (i.e., labor costs were X% of integrated contract revenue in fiscal year 2006 versus Y% in 2005) along with a discussion of the causal factors for the change.

RESPONSE: The Company has revised the discussion under the heading “Cost of Revenues” as requested.

Unaudited Pro Forma Combined Financial Statements, page 131 General

43.	Please revise to include pro forma statements of income for the year ended December 31,2005 in accordance with Article 11 of Regulation S-X.

RESPONSE: The Company has revised the pro forma statements of income as requested.

44.
We reviewed your pro forma income statement adjustments and it is unclear how adjustments Bl and C1 are appropriate. Pro forma adjustments (pursuant to Article 11 of Regulation S-X) shall give effect to events that are directly attributable to each specific transaction, factually supportable, and expected to have a continuing impact. In addition, infrequent or nonrecurring items included in the underlying historical financial statements of the registrant or Gifted Time and that are not directly affected by the transaction should not be eliminated. Accordingly, please revise to remove all such adjustments from the face of the pro forma financial statements. If you continue to believe your adjustments are appropriate, provide a detailed explanation supporting your conclusion for each item and justify how your accounting treatment is consistent with Article 11 of Regulation S-X (i.e., clarify how each is directly attributable to the transaction, factually supportable, and expected to have a continuing impact).

RESPONSE: Adjustments B1 and C1 have been combined. This net adjustment adjusts interest income to the estimated amount that would have been earned had the proposed transaction taken place on January 1. The Company believes that this adjustment meets the criteria under Article 11 of Regulation S-X because the adjustment is directly attributable to the transaction (the adjustment shows the reduction in interest income for amounts paid in connection with the transaction), factually supportable (the adjustment is calculated by reducing interest income using the effective interest rate of amounts earned over the period) and expected to have a continuing impact (the payment of the cash in the transaction means that the company will not have these funds available to earn interest in future periods).

HLS Systems International
Page Twenty-four

Chardan North China Acquisition Corporation Financial Statements

General

45.
We note that you have amended your warrant and underwriter purchase option (UPO) agreements on August 24,2006, to include language indicating that in no event will the warrants or the UPO be net cash settled. Considering that the warrant and UPO agreements included in your initial public offering did not specify any circumstances under which net-cash settlement is permitted or required, and the warrant and UPO agreements did not specify how they would be settled in the event that the company is unable to deliver registered shares (or units with regard to the UPO), net cash settlement is assumed if the company is unable to deliver registered shares (or units with regard to the UPO). These conditions would lead to liability classification of the warrants and UPO under the provisions of EITF 00-19. Accordingly, please revise your financial statements to separately classify the warrants and UPO as liabilities and to subsequently adjust the warrants and UPO to fair value for all periods from the initial public offering date through the most recent reporting period.

RESPONSE: As reflected in the Form 8-K filed by Chardan on December 1, 2006, the Warrant Agreement and UPO have been amended to clarify that (1) the instruments would expire unexercised if a registration statement is not effective, and (2) in no event would Chardan be obligated to pay cash or other consideration or “net cash” settle its obligations. The Company has also added enhanced disclosure of this limitation and the risk of loss in the discussion of the securities of HLS that appears in the Prospectus. We believe, that with these changes and disclosures, the warrant and UPO need not be classified as liabilities.

HLS Systems International
Page Twenty-five

Gifted Time Holdings Ltd. Financial Statements

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

General

46.
We reviewed your critical accounting policies, noting the use of the term “generally” in several instances to describe your policies. Policy disclosures should be specific and should avoid using ambiguous terms (such as, generally). In those instances where you have more than one policy, sufficient disclosure should be provided. Please revise here and in MD&A accordingly.

RESPONSE: The word “generally” has been deleted from the description of the accounting policies in the financial statements and in the “Management’s Discussion and Analysis” section, as there are no other accounting policies other than the policies that have been disclosed in the Registration Statement.

Accounts Receivable, Other Receivable and Concentration of Credit Risk. FII-11

47.
Please revise the statement that, “the interval of two billings under a contract is within one year and the last billing to be issued for a contract is at the end of the warranty period,” to clarify when the initial billing is completed consistent with your revenue recognition disclosure on FII-10. In this connection, clarify your disclosure to indicate when the amounts recorded as unbilled receivables will be billed for each period presented.

RESPONSE: The Company has revised the discussion under Note 2 of the financial statements and the corresponding discussion in the Registration Statement under the heading “Revenue Recognition” as requested.

The contracts won by HollySys include four milestones: (1) system manufacture; (2) delivery of the system; (3) installment, trial-run and customer acceptance and (4) expiration of the warranty period. The amount to be billed upon each agreed-upon milestone has been specified in the applicable contract. The first milestone means that the system has been manufactured. Some contracts also include a pre-payment. All contracts have the first milestone, i.e., system manufacture, but not all contracts include a pre-payment.

HLS Systems International
Page Twenty-six

Among the four milestones, each interval of two contiguous billings under a contract is within one year, and the last billing will be made at the end of the warranty period under the contract. If a customer makes a pre-payment, the amount received will be recorded as deferred revenue. Deferred revenue will be recognized as revenue under the completion percentage method along with the progress of a contract. If there is no prepayment received, HollySys will recognize revenue through unbilled accounts receivable. When a specific milestone is reached, a specific amount in unbilled accounts receivable will be transferred to billed accounts receivable.

48.
We reviewed your response to our prior comment 95, noting that the disclosure of credit terms ranging from 90 to 120 days was an error, thus deleted. Please revise to include the credit terms of your billed receivables and your policy for determining past due or delinquency status in accordance with SOP 01-6. Also, disclose to us the length of your operating cycle in the context of Chapter 3(A) of ARB 43.

RESPONSE: HollySys issues invoices to its customers without specifying credit terms or interest charges for late payments by its customers. This is the prevailing practice in China. However, HollySys did review the status of its accounts receivable periodically and decided how much general allowance for doubtful accounts should be reversed based on its historical experience and how much specific allowance for doubtful accounts should be based on a case-by-case credit review. As a result, the relevant accounting policy for determining past due status was not clearly disclosed in the notes to the financial statements. HollySys has added the missing disclosure in accordance with SOP 01-6 in the summary of significant accounting policies. HollySys has consistently implemented the following accounting policy: 1) any credit losses have been deducted from the allowance for doubtful accounts in the period in which certain trade receivables are deemed uncollectible; and 2) recoveries of trade receivables previously written off have been have been recorded when received.

In accordance with the definition of operating cycle under Chapter 3(A) of ARB 43, the length of time intervening between acquisition of material or service entering this process and the final cash realization depends on the dollar amount of that particular contract. The integrated systems contracts related to nuclear power plant and city rail transportation usually has a large dollar contract amount, which require more than three years of time to complete. Small dollar amount contracts generally require more than one year of time to complete. Hence the completion percentage method is applied. Since HollySys is performing many contracts in the same period of time, the balance of billed accounts receivable has been composed of many billed amounts related to each contract under performance on which HollySys expects to collect within one year. Based on this situation, the average length of an operating cycle depends on the turnover time of accounts receivable, the turnover time of inventories, and the turnover time of accounts payable. HollySys estimates that the average operating cycle is approximately 185 days. HollySys has generally classified the balance of accounts receivable aging within one year as current assets and accounts receivable aging over one year as non-current trade receivables. HollySys noted that there were certain trade receivables aging older than one year, which could be classified as non-current trade receivables. A subjective determination is required to estimate how long it will take for these accounts receivable aging over one year to be collected. Management felt that classifying these accounts receivable aging over one year as long-term receivables would have caused more confusion. Therefore, HollySys had included all of the accounts receivable aging over one year under the current assets category.

HLS Systems International
Page Twenty-seven

49.
We reviewed your response to our prior comment 95, noting the inclusion of your aging in your response. In order to enhance an investor’s understanding, please revise your filing (here or in MD&A) to include an aging of your billed accounts receivable (consistent with the allowance buckets presented) for the balance sheet periods presented.

RESPONSE: The Company has revised the discussion in the MD&A as requested to include an aging of billed accounts receivable for the balance sheet periods presented.

Note 5 - Long-Term Investments. FII-19

50.
In response to our prior comment 96 requesting your agreement with Beijing TechEnergy, you provided a supplemental copy of the Articles of Association of China TechEnergy Co., Ltd. Please tell us about the relationship of these entities. If they are not the same entity, please provide us with your agreement with Beijing TechEnergy. Further, confirm that the agreements you have provided (i.e., the Shenzhen HollySys, HollySys Zhonghoa, and Beijing TechEnergy agreements) are properly executed, as it appears they are not appropriately memorialized (i.e., not signed and dated). Please advise or provide the appropriate information as previously requested.

HLS Systems International
Page Twenty-eight

RESPONSE: We have been advised that China TechEnergy and Beijing TechEnergy are the same entity. The Company has confirmed that the agreements provided were property executed.

51.
We reviewed your response and supplemental information provided in response to our prior comment 96. We note your prior assertion that HollySys Zhonghao was not a variable interest entity under FIN 46(R) because of the limited liability structure of the entity (i.e., you will not absorb the expected losses of the entity) and the lack of any financial support agreements. Even though there may be not be agreements providing financial support to HollySys Zhonghao, tell us how you determined that the total equity investment at risk is sufficient to permit HollySys Zhonghao to finance its activities without additional financial support in connection with paragraph 5(a) of FIN 46(R). Also, considering the LLC structure and your limited exposure to losses, tell us how you do not lack the obligation to absorb the expected losses of the LLC, as discussed in paragraph 5(b)(2) of FIN 46(R). Finally, tell us which member of the LLC would absorb a majority of the expected returns of the LLC.

RESPONSE: HollySys believes that there are differences between the definition of an LLC under PRC law and U.S. Law.

For the Staff’s reference, under Article 3 of the Company Law of the People's Republic of China, an LLC is defined as follows:

“All limited liability companies and companies limited by shares are enterprise legal persons. In the case of a limited liability company, a shareholder is liable to the company to the extent of the amount of the shareholder's capital contribution. A limited liability company is liable for the debts of the company with all its assets. In the case of a company limited by shares, its entire capital is divided into shares of equal value and shareholders shall be liable to the company to the extent of the shares held by them.”

In contrast, the accepted website defined an LLC under U.S. law is as follows: “The basic definition of an LLC is a business structure that is a hybrid of a partnership and a corporation. Its owners are shielded from personal liability and all profits and losses pass directly to the owners without taxation of the entity itself. By definition, an LLC offers its owners the advantage of limited personal liability (like a corporation) and a choice of how the business will be taxed, making it particularly popular with small businesses.”

Firstly, HollySys Zhonghao was established under the PRC Company Law by Beijing HollySys and other individual investors. HollySys Zhonghao was set up to engage in providing integrated contract solutions to customers in the small sized fertilizer industry sector.

HLS Systems International
Page Twenty-nine

According to the Articles of Association of HollySys Zhonghao, which is being provided supplementally to the Staff, Beijing HollySys and the other individual shareholders did not enter into any additional contractual arrangements with any other parties to provide additional financial support to HollySys Zhonghao’s operations, between themselves and HollySys Zhonghao, which means that the total investments at inception of HollySys Zhonghao was adequate to finance the expected activities. This is the basis on which HollySys Zhonghao is determined not to be a Variable Interest Entity (“VIE”) by design.

Secondly, in 2002, the shareholders of the HollySys Zhonghao could not reach an agreement on how to further develop the company’s business operations; therefore they negotiated to reach a consensus on discontinuing further development of new business. Since then, HollySys Zhonghao has been in the status of winding down its business related to the integrated contracts won during fiscal 2002 and the prior fiscal years. HollySys Zhonghao finished the integrated contracts, collected accounts receivable and paid accounts payable and accrued liabilities. After that, HollySys Zhonghao has not accepted any new contracts and has not reported any operating loss during the winding down process up to June 30, 2006. During the winding down process, HollySys Zhonghao had been able to maintain its operations without any additional financial support from the investors of HollySys Zhonghao.

Below is the historical data for operations of HollySys Zhonghao.

In US dollars	2000	2001	2002	2003	2004	2005	2006
Total Assets	132,617	363,640	600,689	473,190	374,162	282,183	290,455
Total Equity	122,648	155,128	229,995	267,667	288,533	261,320	259,701
Percentage of Equity Against Assets	92%	43%	38%	55%	75%	89%	89%

Thirdly, according to the Shareholders Agreement of HollySys Zhonghao, which was provided supplementally to the Staff with Amendment No. 2, the minority shareholder of HollySys Zhonghao has substantive participating minority rights of selecting, terminating and setting compensation of management responsible for implementing corporate policies and procedures and the corporate actions of establish operating and capital decisions of HollySys Zhonghao in the ordinary course of business. Therefore, HollySys Zhonghao does not lack the characteristics of a controlling financial interest described in Paragraph 5b(1) and Paragraph 5c of FIN46(R).

HLS Systems International
Page Thirty

Fourthly, according to the Articles of Association of HollySys Zhonghao, any shareholder of HollySys Zhonghao does not lack the obligation to absorb the expected losses of HollySys Zhonghao or the right to receive the expected residual returns of HollySys Zhonghao. Both Beijing HollySys and other equity investors in HollySys Zhonghao are liable to absorb expected losses in proportion to their respective legal registered capital contribution, to the extent of their respective maximum legal registered capital contribution. In addition, all shareholders will receive the residual returns or absorb the expected loss within a limit of their legal registered capital contribution. Therefore, HollySys Zhonghao does not lack the characteristics of a controlling financial interest described in Paragraph 5b(2) of FIN46(R).

Fifthly, according to the Articles of Association of HollySys Zhonghao, none of the shareholders will receive expected residual returns of HollySys Zhonghao that exceed the amount they should receive in proportion to their respective legal registered capital contribution. In addition, the returns of HollySys Zhonghao are not capped by the entity's governing documents or arrangements with other variable interest holders or entities. Therefore, HollySys Zhonghao does not lack the characteristics of a controlling financial interest described in Paragraph 5b(3) of FIN46(R).

Based on the above considerations, HollySys Zhonghao is not a VIE.

Furthermore, HollySys respectfully directs the Staff to the pro forma Consolidated Financial Statements of Gifted Time Holdings with HollySys Zhonghao as set forth below. The pro forma Consolidated Financial Statements show that the consolidated financial position of Gifted Time Holdings would not be affected adversely by the financial position of HollySys Zhonghao.

HLS Systems International
Page Thirty-one

	HollySys Zhong Hao	GTH	Pro Forma	Pro Forma
Year ended: 06/30/2006	06/30/2006	06/30/2006	Adjustments	Combined
	(Unaudited)			(Unaudited)

Cash and cash equivalents	2,442	10,979,248		10,981,690
Contract performance deposit in banks		2,551,098		2,551,098
Term deposit		562,901		562,901
Accounts Receivables	97,085	68,688,883		68,785,968
Allowance for doubtful accounts	(72,229)	(1,829,103)		(1,901,332)
Other Receivables	2,540	2,623,797		2,626,337
Amount due from related parties	219,019		(219,019)
Advances to Suppliers		5,477,334		5,477,334
Work in Progress for Outsider		245,036		245,036
Inventories		7,978,613		7,978,613
Less: stock provision		(392,807)		(392,807)
Prepayment		68,751		68,751
Prepaid consulting fee		4,691		4,691
Total Current Assets	248,857	96,958,442		96,988,280

Long-term investment		5,281,163	(198,420)	5,082,743
Fixed Assets	15,484	19,110,960		19,126,444
Minus: Accumulated Depreciation	(14,710)	(3,508,014)		(3,522,724)
CIP		2,181,608		2,181,608

Total Assets	249,631	120,024,159		119,856,351

Loan		9,631,864		9,631,864
Current portion of long-term loans		5,003,565		5,003,565
Accounts Payable	11,019	16,523,600		16,534,619
Amount due to related parties		239,883		39,883
Deferred revenue		9,526,769		9,526,769
Payroll accrual		616,311		616,311
Welfare Fund Payable	9,010	3,695,484		3,704,494
Dividend payable		1,250,891		1,250,891
Income tax payable		518,293		518,293
Other tax payables	6,054	6,109,895		6,115,949
Others payable	879	3,953,885		3,954,764
Amount due to related parties		239,241	(219,019)	20,222
Warranty liabilities		1,430,736		1,430,736

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Page Thirty-two

Total Current Liability	26,962	59,740,417		59,548,360

Long term loan		5,629,011		5,629,011
Deferred income tax liability		291,949		291,949
Total Liability	26,962	65,661,377		65,469,320

Minority shareholders' equity		9,801,634	24,249	9,825,883
Paid-in Capital	122,010	11,952,105	(122,010)	11,952,105
Additional paid-in capital	20,050	48,558	(20,050)	48,558
Appropriated earnings		6,316,795		6,316,795
Retained Earnings	72,754	25,093,814	(72,754)	25,093,814
Translation Difference	7,855	1,149,876	(7,855)	1,149,876

Total shareholders' Equity	222,669	44,561,148		44,561,148

Total Liability and Equity	249,631	120,024,159		119,856,351

HLS Systems International
Page Thirty-three

We believe that this response addresses the comments raised by the Staff. If you have any questions or comments regarding this filing, please do not hesitate to contact me at (858) 677-1443.

Very truly yours,
DLA PIPER US LLP

Douglas J. Rein